AMERICHIP INTERNATIONAL, INC.
COMMENTS TO 7/15/05 SEC LETTER

Responses to comments dated July 15, 2005

1) We are adding the following critical accounting policies to our presentations:

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," defines a fair value-based method of accounting for stock options and other equity instruments. The Company has adopted this method, which measures compensation costs based on the estimated fair value of the award and recognizes that cost over the service period.

In accordance with SFAS No. 123, the Company utilizes the Black Scholes fair value model to value all options and warrant grants. Upon exercise of options warrants, all common stock shares issued thereunder will have the same rights and privileges as other common stock outstanding.

Following guidance by EITF 00-27 the Company allocates proceeds received from convertible notes and/or securities first to warrants granted to the note holders. The value of the warrants and the beneficial conversion feature are recorded on the balance sheet as a debt discount and as an increase to shareholders equity. The discounts are amortized over the life of the loans.

In accordance with EITF 98-5 and 00-27, the amount of beneficial conversion is determined at the commitment date of each debt instrument as the difference between the stated conversion price within the instrument and the fair market value at the date of the draw-down on the debt instrument.

2) As of our response dated October 11, 2005 the Company has not experienced any returns. At this time it is impossible for the Company to determine a reasonable estimate for returns. Management does not believe that returns will be material to sales, if they do occur. We will review the situation as of our next fiscal year-end and at the time we will adopt a reserve, but our current estimate would be that the reserve would be between 0.005 and 0.001 of sales activity. Clearly this is not material to our disclosures.

3) NASCO inventory was acquired to provide inventory to AmeriChip Tool & Abrasive, LLC, a subsidiary of the Company. As outlined below, via response to items 7 - 14 of EITF 99-19, the Company, at the present time, is not involved in any agency relationship.

     a) Does the Company have responsibility for providing the products or service desired by the customer? Yes, AmeriChip has the risks and rewards of a principal in the transaction.

     b) Are there general inventory risks that exist if the Company takes title to a product before that product is ordered by a customer or take title if product is returned? Yes, AmeriChip has the risks and rewards of a principal in the transaction. The Company manages their inventory, to maintain a "just-in-time" inventory.

     c) Does the Company have the means to establish the exchange price with the customer for the product or service? Yes, AmeriChip has the risks and rewards of a principal in the transaction.

     d) Does the Company have the ability to physically change the product or perform part of the service? The Company does not change any of the products that they sell in order to maintain original warranties.

     e) Does the Company have the ability to use multiple suppliers for the product or service? Yes, AmeriChip has the risks and rewards of a principal in the transaction.

     f) Is the Company involved in determination of product or service specifications? Yes, AmeriChip has the risks and rewards of a principal in the transaction.

     g) Does physical inventory risk exist if title to the product is transferred to a company at the shipping point and is transferred from that company to the customer upon delivery? Yes, AmeriChip has the risks and rewards of a principal in the transaction.

     h) Does the Company assume credit risk for the amount billed to the customer? Yes, AmeriChip has the risks and rewards of a principal in the transaction.

The Company meets seven of the eight criteria necessary for gross reporting, and therefore reports its income as on a gross revenue basis with related cost of sales, as a principal in a business transaction.

4) Additional disclosures have been added for disclosure related to beneficial conversion in Notes 2 and 6.

6) Although the differences are noted, in this case all of the discounts and costs were held by Cornell and the Company received only the net proceeds. Therefore no loan fees and/or other direct costs were actually paid by the Company.

7) Although services were provided for in the future, the stock or warrants received were fully vested upon receipt or issuance. The Company could not withhold the shares until the services are provided. The expenses were paid up front and it was deemed to be expensed as compared to being a prepaid.

8) The Company is striving to meet all of its reporting guidelines.
Management is reviewing its control environment to determine improvement for current and accurate reporting. Additional disclosure has been added to Item 8A Controls and Procedures.